As filed with the Securities and Exchange Commission on April 5, 2013

Registration No. 333-185937

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 5

to

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST QUANTUM MINERALS LTD.

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	I.R.S. Employer Identification Number (if applicable)

543 Granville Street, 8th Floor, Vancouver, British Columbia, Canada V6C 1X8, 604-688-6577

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

302-738-6680

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copy to:

P.J. Himelfarb, Esq.	Daniel Batista, Esq.
Weil, Gotshal & Manages LLP	Fasken Martineau DuMoulin LLP
200 Crescent Court, Suite 300	333 Bay Street, Suite 2400
Dallas, TX 75201	Toronto, ON M5H 2T6
(214) 746-7700	(416) 868-3423

Approximate date of commencement or proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

Explanatory Note

The Registrant hereby amends the Registration Statement on Form F-80 filed with the U.S. Securities and Exchange Commission on January 9, 2013 (the “Registration Statement”), as amended on February 8, 2013, February 27, 2013, March 12, 2013 and March 22, 2013, to include the Notice of Compulsory Acquisition and related Transmittal and Election Form, each dated April 5, 2013, which the Registrant filed in its home jurisdiction as a supplement to the Offer to Purchase and Circular, dated January 9, 2013, including the Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the Registration Statement.

2

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

ITEM 1.	HOME JURISDICTION DOCUMENTS

Offer to Purchase and Circular dated as of January 9, 2013, including the original Letter of Transmittal and Notice of Guaranteed Delivery. (1)

Notice of Variation and Extension dated as of February 8, 2013. (2)

Notice of Variation and Extension dated as of February 27, 2013. (3)

Notice of Variation and Extension dated as of March 11, 2013 including the Letter of Transmittal. (4)

Notice of Variation and Extension dated as of March 21, 2013. (5)

Notice of Compulsory Acquisition and Transmittal and Election Form, each dated April 5, 2013

ITEM 2.	INFORMATIONAL LEGENDS

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular dated as of January 9, 2013. (1)

See “Notice to Shareholders in the United States” in the Notice of Variation and Extension dated as of February 8, 2013. (2)

See “Notice to Shareholders in the United States” in the Notice of Variation and Extension dated as of February 27, 2013. (3)

See “Notice to Shareholders in the United States” in the Notice of Variation and Extension dated as of March 11, 2013. (4)

See “Notice to Shareholders in the United States” in the Notice of Variation and Extension dated as of March 21, 2013. (5)

See “Notice to Remaining Shareholders in the United States” in Notice of Compulsory Acquisition dated as of April 5, 2013.

ITEM 3.	INCORPORATION OF CERTAIN INFORMATION BY REFERENCES

See “Documents Incorporated by Reference” in the Offer to Purchase and Circular dated as of January 9, 2013. (1) As required by this Item, the Offer to Purchase and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of First Quantum Minerals Ltd. at 8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada, V6C 1X8 (telephone: (604) 688-6577).

ITEM 4.	LIST OF DOCUMENTS FILED WITH THE COMMISSION

See “Documents Filed With the SEC as Part of the Registration Statement” in the Offer to Purchase and Circular dated as of January 9, 2013. (1)

(1)	Previously filed with the Registrant’s Form F-80 (Commission File No. 333- 185937) filed with the U.S. Securities and Exchange Commission on January 9, 2013.
(2)	Previously filed with the Registrant’s Amendment Number 1 to Form F-80 (Commission File No. 333-185937) filed with the U.S. Securities and Exchange Commission on February 8, 2013.
(3)	Previously filed with the Registrant’s Amendment Number 2 to Form F-80 (Commission File No. 333-185937) filed with the U.S. Securities and Exchange Commission on February 27, 2013.
(4)	Previously filed with the Registrant’s Amendment Number 3 to Form F-80 (Commission File No. 333-185937) filed with the U.S. Securities and Exchange Commission on March 12, 2013.
(5)	Previously filed with the Registrant’s Amendment Number 4 to Form F-80 (Commission File No. 333-185937) filed with the U.S. Securities and Exchange Commission on March 22, 2013.

I-1

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of, the Offer (as defined below), the securities offered pursuant to the Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

April 5, 2013

NOTICE OF COMPULSORY ACQUISITION

TO:	THE HOLDERS OF COMMON SHARES OF INMET MINING CORPORATION

Pursuant to an offer dated January 9, 2013, as varied by notices of variation and extension dated February 8, 2013, February 27, 2013, March 11, 2013 and March 21, 2013 (collectively, the “Offer”), FQM (Akubra) Inc. (“Akubra”), a direct wholly-owned subsidiary of First Quantum Minerals Ltd. (“First Quantum”), and First Quantum (together, the “Offeror”), offered to purchase all of the outstanding common shares of Inmet Mining Corporation (“Inmet”), including any common shares of Inmet that became issued and outstanding after the date of the Offer but before the Expiry Time (as defined herein) upon the exercise, conversion or exchange of any Convertible Securities (as defined in the Offer and Circular), together with the associated rights issued under the shareholder rights plan of Inmet dated November 28, 2012 (collectively, the “Inmet Shares”) for consideration, at the option of the holder of Inmet Shares (each a “Shareholder”), of: (i) $72.00 in cash per Inmet Share (the “Cash Alternative”); (ii) 3.2967 common shares of First Quantum (“First Quantum Shares”) per Inmet Share (the “Share Alternative”); or (iii) $36.00 in cash and 1.6484 First Quantum Shares per Inmet Share (the “Cash and Share Alternative”), subject, in each case, to proration as set out in the Offer and Circular.

The Offer expired at 5:00 p.m. (Eastern Daylight Time) on April 1, 2013 (the “Expiry Time”). Shareholders holding more than 90% of the Inmet Shares accepted the Offer. The Offeror is required to take up and pay for all such Inmet Shares and has done so. As a result, the Offeror now owns more than 90% of the outstanding Inmet Shares and will be amalgamating Akubra with Inmet as described in the Offer and the Circular that accompanied the offer dated January 9, 2013 (together with the Offer, the “Offer and Circular”).

Accordingly, the Offeror hereby gives you notice of the exercise of its right (the “Compulsory Acquisition”) under section 206(2) of the Canada Business Corporations Act (“CBCA”) to acquire all Inmet Shares not tendered to the Offer (the “Remaining Shares”), including your Inmet Shares.

Pursuant to subsection 206(3)(c) of the CBCA, each holder of Remaining Shares (a “Remaining Shareholder” or “you”) are required to elect:

(a)	to transfer your Remaining Shares, at your option, for: (i) the Cash Alternative; (ii) the Share Alternative; or (iii) the Cash and Share Alternative, and otherwise on the same terms on which the Offeror acquired the Inmet Shares from the Shareholders who accepted the Offer; or

(b)	to demand payment of the fair value of your Remaining Shares by notifying the Offeror within 20 days after you receive this Notice of Compulsory Acquisition.

No fractional First Quantum Shares will be issued pursuant to the Compulsory Acquisition. In lieu of fractional First Quantum Shares, a Remaining Shareholder who would otherwise receive a fraction of a First Quantum Share will receive a cash payment determined on the basis of $21.84 for each whole First Quantum Share.

Enclosed with this Notice of Compulsory Acquisition is a Transmittal and Election Form, which, if completed and returned in the enclosed envelope to Computershare Investor Services Inc. (the “Depositary”) at the address set forth below, will constitute notice to the Offeror of your election.

If you do not notify the Offeror of your election as indicated above on or before the Final Election Date (as defined herein), or if an election is improperly made, you will be deemed to have elected to transfer your Remaining Shares to Akubra on the basis of the Cash and Share Alternative referred to in (a)(iii) above, without electing the Rollover Option (as defined in the Transmittal and Election Form).

NOTICE TO REMAINING SHAREHOLDERS IN THE UNITED STATES

The Compulsory Acquisition is being made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system (“MJDS”), to prepare this Notice of Compulsory Acquisition in accordance with the disclosure requirements of Canada. Remaining Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of U.S. companies.

The Compulsory Acquisition relates to the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), that does not have securities registered under Section 12 of the U.S. Exchange Act. The Compulsory Acquisition is made in the United States with respect to the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Exchange Act, in accordance with the disclosure requirements of Canadian provincial and federal corporate and tender offer rules.

Remaining Shareholders should be aware that the disposition of Remaining Shares and acquisition of the First Quantum Shares may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Remaining Shareholders are encouraged to consult their own tax advisors. See Section 19 of the Offer and Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Offer and Circular, “Certain U.S. Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that First Quantum is incorporated under the laws of the Province of British Columbia, that some or all of its officers and directors and experts may be residents of jurisdictions outside the United States, and that all or a substantial portion of the assets of First Quantum and said persons may be located outside the United States.

First Quantum has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80 (the “Registration Statement”) and other documents and information, and has mailed the documents concerning the Offer to Remaining Shareholders. Pursuant to Section V(D) of the Form F-80 instructions, First Quantum is exempt from filing a Tender Offer Statement on Schedule TO. Remaining Shareholders are urged to read the Registration Statement, this Notice of Compulsory Acquisition and any other relevant documents filed with the SEC, because they contain important information. Remaining Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Quantum may also be obtained free of charge from First Quantum’s website at www.firstquantum.com or upon request made to First Quantum at 8th Floor, 543 Granville Street, Vancouver, British Columbia V6C 1X8. To obtain timely delivery, such documents should be requested not later than April 23, 2013, being five business days before the Final Election Date (as defined herein).

FIRST QUANTUM SHARES OFFERED PURSUANT TO THE OFFER AND THE COMPULSORY ACQUISITION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS NOTICE OF COMPULSORY ACQUISITION OR ANY DOCUMENTS RELATING TO THE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

HOW TO RESPOND TO THIS NOTICE OF COMPULSORY ACQUISITION

Within 20 days of receiving this Notice of Compulsory Acquisition, namely on or before April 30, 2013 (the “Final Election Date”), you are required to elect to:

(a)	transfer your Remaining Shares, at your option, for: (i) the Cash Alternative; (ii) the Share Alternative; or (iii) the Cash and Share Alternative, and otherwise on the same terms on which the Offeror acquired the Inmet Shares from the Shareholders who accepted the Offer; or

(b)	demand payment of the fair value of your Remaining Shares.

You must, in all events and regardless of which alternative of (a) and (b) above you elect, send your Transmittal and Election Form and all certificates representing your Remaining Shares to the Depositary, as agent for the Offeror, at the following address on or before 5:00 p.m. (Eastern Daylight Time) on the Final Election Date:

By Mail:	By Registered Mail, Hand or Courier:

Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Toll Free (Overseas): 1-514-982-7555

Email: corporateactions@computershare.com

If you elect alternative (a) above, your First Quantum Shares and/or a cheque in payment for your Remaining Shares will be mailed to you after receipt by the Depositary from you of: (i) the enclosed Transmittal and Election Form indicating such election; and (ii) the certificate(s) representing your Remaining Shares.

An election to demand payment of fair value under alternative (b) above involves an application to court. Such an election may only be made by the registered holder of the Remaining Shares. If you intend to elect alternative (b) above, you should consider consulting your legal advisor as to the procedure to be followed in demanding payment of the fair value of your Remaining Shares. Failure to comply strictly with such procedures may result in your being deemed to have elected alternative (a) above.

If your Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by the Depositary on or before 5:00 p.m. (Eastern Daylight Time) on the Final Election Date, you will be deemed to have elected to transfer your Remaining Shares to Akubra on the basis of the Cash and Share Alternative referred to in (a)(iii) above, without electing the Rollover Option.

The method used to deliver the Transmittal and Election Form, any accompanying certificate(s) representing Remaining Shares and all other required documents is at the option and risk of the Remaining Shareholder depositing these documents. It is recommended that delivery be made by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is also recommended that any mailing be made sufficiently in advance to permit delivery to the Depositary so as to be received by the Final Election Date. An envelope has been enclosed for your convenience. Delivery will only be effective upon actual receipt by the Depositary.

If the certificate(s) representing your Remaining Shares have been lost or destroyed, you may contact the Depositary at the above address for information on how to obtain replacement certificates. If a certificate has been lost, destroyed, mutilated or misplaced, please ensure that you provide your telephone number so that the Depositary may contact you.

The Offeror will deposit with the Depositary, as depositary for the Compulsory Acquisition, by April 30, 2013 and in trust for you in accordance with subsections 206(6) and 206(7) of the CBCA, that consideration which is required to acquire your Remaining Shares on the same terms as those on which the Offeror acquired the Inmet Shares of the Shareholders who accepted the Offer.

The foregoing is only a brief description of certain aspects of the right of Compulsory Acquisition and is qualified in its entirety by the provisions of section 206 of the CBCA and the disclosure provided in the Offer. The description is not intended to be complete. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. Remaining Shareholders who wish to be better informed about those provisions of the CBCA should consult with their legal advisors.

Yours very truly,

FQM (AKUBRA) INC.

Per:	(Signed) PHILIP K.R. PASCALL
Name:	Philip K.R. Pascall
Title:	Chairman and Chief Executive Officer

FIRST QUANTUM MINERALS LTD.

Per:	(Signed) PHILIP K.R. PASCALL
Name:	Philip K.R. Pascall
Title:	Chairman and Chief Executive Officer

THE INSTRUCTIONS ACCOMPANYING THIS TRANSMITTAL AND ELECTION FORM SHOULD BE READ CAREFULLY BEFORE THIS TRANSMITTAL AND ELECTION FORM IS COMPLETED. THIS TRANSMITTAL AND ELECTION FORM IS FOR USE IN TRANSFERRING INMET SHARES IN CONNECTION WITH THE COMPULSORY ACQUISITION (AS DEFINED BELOW).

TRANSMITTAL AND ELECTION FORM

for Transfer of Inmet Shares and SRP Rights of

INMET MINING CORPORATION

pursuant to the Compulsory Acquisition made by

FQM (Akubra) Inc.,

a direct wholly-owned subsidiary of First Quantum Minerals Ltd.,

and

USE THIS TRANSMITTAL AND ELECTION FORM TO TRANSFER INMET SHARE CERTIFICATE(S)

SHAREHOLDERS WHO TRANSFER INMET SHARES AND MAKE AN ELECTION THROUGH A BOOK-ENTRY WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A TRANSMITTAL AND ELECTION FORM AND BE BOUND BY THE TERMS HEREOF

Pursuant to an offer dated January 9, 2013, as varied by notices of variation and extension dated February 8, 2013, February 27, 2013, March 11, 2013 and March 21, 2013 (collectively, the “Offer”), FQM (Akubra) Inc. (“Akubra”), a direct wholly-owned subsidiary of First Quantum Minerals Ltd. (“First Quantum”), and First Quantum (together, the “Offeror”), offered to purchase all of the outstanding common shares of Inmet Mining Corporation (“Inmet”), including any common shares of Inmet that became issued and outstanding after the date of the Offer but before the Expiry Time (as defined herein) upon the exercise, conversion or exchange of any Convertible Securities (as defined in the Offer and Circular), together with the associated rights (“SRP Rights”) issued under the shareholder rights plan of Inmet dated November 28, 2012 (collectively, the “Inmet Shares”) for consideration, at the option of the holder of Inmet Shares (each a “Shareholder”), of: (i) $72.00 in cash per Inmet Share (the “Cash Alternative”); (ii) 3.2967 common shares of First Quantum (“First Quantum Shares”) per Inmet Share (the “Share Alternative”); or (iii) $36.00 in cash and 1.6484 First Quantum Shares per Inmet Share (the “Cash and Share Alternative”), subject, in each case, to proration as set out in the Offer and Circular. The Offer expired at 5:00 p.m. (Eastern Daylight Time) on April 1, 2013 (the “Expiry Time”).

Pursuant to a notice of compulsory acquisition (the “Notice of Compulsory Acquisition”) dated April 5, 2013, the Offeror exercised its right under section 206(2) of the Canada Business Corporations Act (“CBCA”) to acquire all Inmet Shares not tendered to the Offer (the “Remaining Shares”), including your Inmet Shares (the “Compulsory Acquisition”).

Pursuant to subsection 206(3)(c) of the CBCA, each holder of Remaining Shares (a “Remaining Shareholder” or “you”) are required to elect:

(a)	to transfer your Remaining Shares, at your option, for: (i) the Cash Alternative; (ii) the Share Alternative; or (iii) the Cash and Share Alternative, and otherwise on the same terms on which the Offeror acquired the Inmet Shares from the Shareholders who accepted the Offer; or

(b)	to demand payment of the fair value of your Remaining Shares by notifying the Offeror within 20 days after you receive the Notice of Compulsory Acquisition.

Capitalized terms used but not defined in this Transmittal and Election Form have the meanings given to them in the Offer and the Circular that accompanied the offer dated January 9, 2013 (together with the Offer, the “Offer and Circular”).

If your Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by Computershare Investor Services Inc. (the “Depositary”) on or before 5:00 p.m. (Eastern Daylight Time) within 20 days of your receipt of this Transmittal and Election Form, namely on or before April 30, 2013 (the “Final Election Date”), you will be deemed to have elected to transfer your Remaining Shares to Akubra on the basis of the Cash and Share Alternative referred to in (a)(iii) above, without electing the Rollover Option (as defined herein).

You must, in all events and regardless of which alternative of (a) and (b) above you elect, send your Transmittal and Election Form and all certificates representing your Remaining Shares to the Depositary, as agent for the Offeror, at the address set forth below of this Transmittal and Election Form on or before 5:00 p.m. (Eastern Daylight Time) on the Final Election Date.

All dollar references in this Transmittal and Election Form refer to Canadian dollars, except where otherwise indicated.

The disposition of Remaining Shares pursuant to the Compulsory Acquisition will be immediately taxable to a Remaining Shareholder who is resident in Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”) or a Remaining Shareholder who is not resident in Canada for the purposes of the Tax Act and whose Remaining Shares are “taxable Canadian property” and not “treaty-protected property” (as each term is defined in the Tax Act), unless such Remaining Shareholder is an Eligible Holder (as defined herein) who receives First Quantum Shares pursuant to the Compulsory Acquisition and such Remaining Shareholder properly completes a Tax Election form (duly executed with First Quantum) that is filed with the Canada Revenue Agency and any applicable provincial tax authority by the applicable deadline, in which case a full or partial tax deferral may be obtained. If you are a Remaining Shareholder who qualifies as an Eligible Holder (as defined herein) and wish to make a Tax Election (the “Rollover Option”), you may request a Tax Election Package by completing Block F in this Transmittal and Election Form.

As described in detail in the Offer and Circular, the Offeror will not be responsible for the proper completion or filing of any Tax Election and an Eligible Holder electing the Rollover Option will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure to properly complete or file a Tax Election in the form or manner and within the time prescribed by applicable tax legislation. First Quantum agrees only to execute any properly completed Tax Election and to mail such election by the 90th day after the receipt thereof by First Quantum to the Canada Revenue Agency (and any applicable provincial tax authority) with a copy to the Eligible Holder provided that any such Tax Election is received by First Quantum within 60 days following the Expiry Date. See “Amendments to Certain Canadian Federal Income Tax Considerations” in Section 4 of the Notice of Variation and Extension dated March 11, 2013.

A Tax Election Package, consisting of the relevant federal and provincial tax election forms, may be obtained from the Depositary by checking the appropriate box in Block F in this Transmittal and Election Form.

The completion of a Tax Election is complicated and Eligible Holders should consult their own legal and tax advisors in order to properly complete a Tax Election in the appropriate circumstances.

Questions or requests for assistance in transferring Remaining Shares pursuant to the Compulsory Acquisition, completing this Transmittal and Election Form and depositing Remaining Shares with the Depositary may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document.

Remaining Shareholders whose Remaining Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance to take the necessary steps to make an election hereunder.

DELIVERY OF THIS TRANSMITTAL AND ELECTION FORM TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THIS TRANSMITTAL AND ELECTION FORM IN THE APPROPRIATE SPACE PROVIDED BELOW AND, IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 5, “SUBSTITUTE FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 5.

Please read carefully the Instructions set forth below before completing this Transmittal and Election Form.

TO:	FQM (AKUBRA) INC.

AND	TO: FIRST QUANTUM MINERALS INC.

AND	TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

BOX 1
ELECTION OF CONSIDERATION AND DEMAND FOR PAYMENT

Pursuant to subsection 206(3)(c) of the Canada Business Corporations Act, the undersigned holder of Remaining Shares hereby elects as follows in respect of the Remaining Shares referred to in Box 2 and represented by the enclosed certificate(s) (check appropriate box):

Shareholders may choose only ONE of the choices below

(a)    to transfer the Remaining Shares of the undersigned, for: (i) the Cash Alternative; (ii) the Share Alternative; or (iii) the Cash and Share Alternative (as selected below), and otherwise on the same terms on which the Offeror acquired the Inmet Shares from the Shareholders who accepted the Offer:

☐        CASH ALTERNATIVE

Remaining Shareholders that check this box will receive $72.00 in cash for each Remaining Share (subject to proration on the terms as described in the Offer and Circular).

OR

☐        SHARE ALTERNATIVE

Remaining Shareholders that check this box will receive 3.2967 First Quantum Shares for each Remaining Share (subject to proration on the terms as described in the Offer and Circular).

OR

☐        CASH AND SHARE ALTERNATIVE

Remaining Shareholders that check this box will receive $36.00 in cash plus 1.6484 First Quantum Shares for each Remaining Share.

OR

(b) ☐	to demand payment of the fair value of the Remaining Shares of the undersigned, and hereby notifies the Offeror of such election.

You acknowledges that if you do not notify the Offeror of your election on or before the Final Election Date, or if an election is improperly made, you will be deemed to have elected to transfer your Remaining Shares to Akubra on the basis of the Cash and Share Alternative referred to in (a) above, without electing the Rollover Option.

No fractional First Quantum Shares will be issued pursuant to the Compulsory Acquisition. In lieu of fractional First Quantum Shares, a Remaining Shareholder who would otherwise receive a fraction of a First Quantum Share will receive a cash payment determined on the basis of $21.84 for each whole First Quantum Share.

The following are the details of the share certificate(s) enclosed by the undersigned holder of Remaining Shares:

BOX 2
DESCRIPTION OF INMET SHARES*** (Please print or type. If space is insufficient, please attach a list to this Transmittal and Election Form in the form below.)
Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Inmet Shares Represented by Certificate(s)*	Number of Inmet Shares Deposited**

TOTAL:

*	You do not need to complete these columns in respect of Remaining Shares deposited by book-entry transfer.
**	If you desire to deposit fewer than all Remaining Shares evidenced by any certificate(s) listed above, please indicate in this column the number of Remaining Shares you wish to deposit. Unless otherwise indicated, the total number of Remaining Shares evidenced by all certificates delivered will be deemed to have been deposited.
***	As the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Inmet, a deposit of Remaining Shares will also constitute a deposit of the associated SRP Rights.

TRANSFER OF REMAINING SHARES ON THE TERMS OF THE OFFER

The undersigned hereby irrevocably delivers to you the Deposited Remaining Shares and irrevocably transfers these Deposited Remaining Shares pursuant to the Compulsory Acquisition. The term “Deposited Remaining Shares” refers to the Remaining Shares identified above as being transferred pursuant to the Compulsory Acquisition and all other rights and benefits arising from such Remaining Shares including, without limitation, any and all Distributions, and the term “Distributions” refers to any and all distributions, dividends, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Remaining Shares or any of them on and after the date of the Compulsory Acquisition. The undersigned understands that by transferring Remaining Shares pursuant to the Compulsory Acquisition, the undersigned will be deemed to have transferred the SRP Rights associated with the Remaining Shares. The undersigned understands that, unless waived by the Offeror, Remaining Shareholders are required to transfer one SRP Right for each Remaining Share transferred under the Compulsory Acquisition in order to effect a valid transfer of such Remaining Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror for the Remaining Shares will be allocated to the SRP Rights.

The undersigned hereby acknowledges receipt of the Notice of Compulsory Acquisition and acknowledges that there will be a binding agreement between the undersigned and the Offeror effective immediately following the time at which the Offeror pays for such Deposited Remaining Shares, in accordance with the terms and conditions of the Notice of Compulsory Acquisition and the Transmittal and Election Form.

The undersigned represents and warrants that:

(a)	the undersigned has received the Notice of Compulsory Acquisition;

(b)	the undersigned, or the person on whose behalf a book-entry transfer is made, has full power and authority to deposit, sell, assign and transfer the Deposited Remaining Shares and all rights and benefits arising from such Deposited Remaining Shares including, without limitation, any Distributions;

(c)	the undersigned, or the person on whose behalf a book-entry transfer is made, owns the Deposited Remaining Shares and any Distributions transferred pursuant to the Compulsory Acquisition;

(d)	the Deposited Remaining Shares and Distributions transferred pursuant to the Compulsory Acquisition have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Remaining Shares or Distributions transferred pursuant to the Compulsory Acquisition, to any person;

(e)	the deposit of the Deposited Remaining Shares and Distributions complies with applicable Laws; and

(f)	when the Deposited Remaining Shares are acquired and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The Depositary will act as the agent of the persons who have transferred Remaining Shares pursuant to the Compulsory Acquisition for the purposes of receiving payment from the Offeror and transmitting such payment to such persons. Receipt by the Depositary of the share certificates and/or cash representing the consideration under the Compulsory Acquisition shall be deemed to constitute receipt of payment by persons transferring Remaining Shares pursuant to the Compulsory Acquisition.

All payments under the Compulsory Acquisition will be made in Canadian dollars.

Settlement with each Remaining Shareholder who has transferred Remaining Shares pursuant to the Compulsory Acquisition that have been acquired and paid for will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer (as described below)) payable in Canadian funds and, if applicable, delivering or causing to be delivered direct registration system advice certificates representing First Quantum Shares (or, in the case of Remaining Shares deposited by book-entry transfer, credit of First Quantum Shares), in the amounts to which the person depositing Remaining Shares is entitled. Unless otherwise directed in this Transmittal and Election Form, the certificate representing First Quantum Shares (or, in the case of Remaining Shares deposited by book-entry transfer, the credit of First Quantum Shares) and/or the cheque will be issued in the name of the registered holder of the Remaining Shares so deposited. Unless the person depositing the Remaining Shares instructs the Depositary to hold the certificate and/or the cheque for pick-up by checking the appropriate box (Block D) in this Transmittal and Election Form, the certificate and/or the cheque will be forwarded by first class mail to such person at the address specified in this Transmittal and Election Form. If no such address is specified, the certificate and/or the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Inmet. Certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Remaining Shareholder. The undersigned further understands and acknowledges that under no circumstances will any interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging Remaining Shares or making payments for any Remaining Shares to any person on account of Remaining Shares acquired pursuant to the Compulsory Acquisition.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Compulsory Acquisition.

By reason of the use by the undersigned of an English language form of Transmittal and Election Form, the undersigned shall be deemed to have required that any contract evidenced by the Compulsory Acquisition as submitted through this Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’un formulaire d’envoi et de choix en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l’acquisition forcée , tel que présenté au moyen du présent formulaire d’envoi et de choix, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Transmittal and Election Form, please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS ISSUE CHEQUE/FIRST QUANTUM SHARES IN THE NAME OF: (please print or type)	BLOCK B DELIVERY INSTRUCTIONS SEND CHEQUE/ FIRST QUANTUM SHARES (Unless Block D is checked) TO: ☐ Same as address in Block A (check box) or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security Number)	(Tax Identification, Social Insurance or Social Security Number)

* The delivery instructions given in this Block B will also be used to return certificate(s) representing Deposited Remaining Shares if required for any reason.

BLOCK C TAXPAYER IDENTIFICATION NUMBER U.S. residents/citizens must provide their Taxpayer Identification Number	BLOCK D SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS TRANSMITTAL AND ELECTION FORM IS DEPOSITED (check box)

(Taxpayer Identification Number)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 5, “Substitute Form W-9 for U.S. Shareholders Only” for further details.

BLOCK E

U.S. SHAREHOLDERS — TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐      The person signing this Transmittal and Election Form represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or

☐      The person signing this Transmittal and Election Form represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 5 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE DEPOSITARY.

BLOCK F

SECTION 85 ROLLOVER OPTION ELECTION

As described in Section 4 of the Notice of Variation and Extension dated March 11, 2013 forming part of the Offer and Circular, “Amendments to Certain Canadian Federal Income Tax Considerations”, an Eligible Holder (as defined below) who elects the Rollover Option, and who receives First Quantum Shares as partial consideration for such holder’s Remaining Shares, may obtain a full or partial tax deferral in respect of the disposition of Remaining Shares as a consequence of filing with the Canada Revenue Agency (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and First Quantum (the “Tax Election”) under subsection 85(1) or (2) of the Tax Act and the corresponding provisions of any applicable provincial tax legislation.

An “Eligible Holder” means a beneficial owner of Common Shares who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention, whose Common Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of the Common Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

Eligible Holders should consult their own advisors as to whether they should make the Tax Election and (if so) the procedure for doing so. It is the Eligible Holder’s responsibility to take the steps required to make a valid Tax Election.

The joint Tax Election can only be made by a beneficial owner of Remaining Shares who is an Eligible Holder, and who receives First Quantum Shares as partial consideration for such holder’s Deposited Remaining Shares. No joint Tax Election will be made with any other persons. With the exception of execution of the election by First Quantum, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making such election.

By checking the box below to elect the Rollover Option, the undersigned (i) represents that the beneficial owner of the Deposited Remaining Shares is an Eligible Holder, and (ii) agrees and acknowledges that it is the Eligible Holder’s responsibility to do all things necessary to comply with the requirements for a valid Tax Election.

☐      Check here if the beneficial owner of the Deposited Remaining Shares (i) is an Eligible Holder and (ii) wishes to elect the Rollover Option in order to make a joint tax election with First Quantum under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Eligible Holders who check this box and submit this Transmittal and Election Form will receive a Tax Election Package setting out procedures for completing the information that must be provided no later than 90 days after the Expiry Time.

SHAREHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

This Transmittal and Election Form must be signed below by the registered Shareholder(s) exactly as name(s) appear(s) on the certificates representing the Deposited Remaining Shares, or on a security position listing or by person(s) authorized to become registrant holder(s) by certificates and documents transmitted herewith, or, pursuant to Instruction 3, by a fiduciary or authorized representative.

BLOCK G SIGNATURE GUARANTEE
Signature guaranteed by (if required under Instruction 2):	Dated:

Authorized Signature of Guarantor		Signature of Shareholder or Authorized Representative (see Instructions 1, 2 and 3)

Name of Guarantor (please print or type)		Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)		Daytime telephone number and facsimile number of Shareholder or Authorized Representative

(Tax Identification, Social Insurance or Social Security Number)

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the W-9 Guidelines included with this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.

Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “Exempt” here (see W-9 Guidelines):

Name

Business Name

Please Check Appropriate box for U.S. tax:

☐ Individual/Sole Proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/Estate

☐ Limited liability company (Enter the tax classification: S = S corporation; C = corporation; P = partnership)

☐ Other

Address

City	State	Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1)     The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2)     I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)     I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature	Date , 2013

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING ON THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS TRANSMITTAL AND ELECTION FORM.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, a portion of the gross proceeds of such payment made to me may be withheld.

Signature	Date , 2013

DEFINITION OF A U.S. PERSON: For federal income tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership or corporation created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

INSTRUCTIONS

1.	Use of Transmittal and Election Form

(a)	This Transmittal and Election Form, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed if required by Instruction 3 below, together with accompanying certificate(s) representing the Deposited Remaining Shares (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Notice of Compulsory Acquisition and this Transmittal and Election Form must be physically received by the Depositary at its office specified in this Transmittal and Election Form on or before 5:00 p.m. (Eastern Daylight Time) on April 30, 2013.

(b)	The method used to deliver the Transmittal and Election Form, any accompanying certificate(s) representing Remaining Shares and all other required documents is at the option and risk of the Remaining Shareholder depositing these documents. It is recommended that delivery be made by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is also recommended that any mailing be made sufficiently in advance to permit delivery to the Depositary so as to be received by the Final Election Date. An envelope has been enclosed for your convenience. Delivery will only be effective upon actual receipt by the Depositary.

(c)	Remaining Shareholders whose Remaining Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance to take the necessary steps to make an election hereunder.

2.	Signatures

This Transmittal and Election Form must be completed and executed by the Remaining Shareholder transferring Remaining Shares pursuant to the Compulsory Acquisition described above or by such Remaining Shareholder’s duly authorized representative (in accordance with Instruction 3).

(a)	If this Transmittal and Election Form is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Transmittal and Election Form must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must sign this Transmittal and Election Form.

(b)	If this Transmittal and Election Form is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the cheque(s) and/or First Quantum Shares is (are) to be issued or delivered to a person other than the registered holder(s):

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)	the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s); and

(iii)	such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

3.	Guarantee of Signatures

If this Transmittal and Election Form is executed by a person other than the registered holder(s) of Remaining Share certificate(s) deposited herewith, or if the cheque(s) and/or First Quantum Shares is (are) to be issued or delivered to a person other than the registered holder(s), such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Fiduciaries, Representatives and Authorizations

Where this Transmittal and Election Form or any share certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Transmittal and Election Form must be accompanied by satisfactory evidence of such person’s authority to act. Either the Offeror, at its sole discretion, or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.	Substitute Form W-9 for U.S. Shareholders Only

United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Remaining Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding on the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by timely filing a U.S. tax return.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN); (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all C corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Remaining Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold a portion of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary.

If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS TRANSMITTAL AND ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING ON THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

6.	Currency of Payment

All amounts payable pursuant to the Compulsory Acquisition will be paid in Canadian dollars.

7.	Miscellaneous

(a)	If the space in Box 2 of this Transmittal and Election Form is insufficient to list all certificates for Remaining Shares, additional certificate numbers and number of Remaining Shares may be included on a separate signed list affixed to this Transmittal and Election Form.

(b)	If Deposited Remaining Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Transmittal and Election Form should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Remaining Shareholders by execution of this Transmittal and Election Form, or a manually executed facsimile copy hereof, waive any right to receive any notice of the acceptance of Deposited Remaining Shares for payment, except as required by applicable Laws.

(d)	The Notice of Compulsory Acquisition and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Notice of Compulsory Acquisition unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)	The Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Remaining Shares pursuant to the Compulsory Acquisition.

(f)	Before completing this Transmittal and Election Form, you are urged to read the accompanying Notice of Compulsory Acquisition.

(g)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Deposited Remaining Shares, including the propriety and effect of the execution of the Transmittal and Election Form, will be determined by the Offeror in its sole discretion. Remaining Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Remaining Shares. There shall be no obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in acceptance and no liability shall be incurred or suffered by any of them to any person for failure to give such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Notice of Compulsory Acquisition, the Transmittal and Election Form, and any other related documents will be final and binding. The Offeror reserves the right to permit a Remaining Shareholder to transfer Remaining Shares pursuant to the Compulsory Acquisition in a manner other than as set out in the Notice of Compulsory Acquisition.

(h)	Additional copies of the Offer and Circular, Notice of Compulsory Acquisition and this Transmittal and Election Form may be obtained without charge on request from the Depositary at its address specified in this Transmittal and Election Form.

8.	Lost Certificates

If a certificate representing Remaining Shares has been lost, stolen or destroyed, this Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Transmittal and Election Form. The Depositary will forward such letter to Inmet’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions.

9.	Assistance

Questions or requests for assistance in transferring Remaining Shares pursuant to the Compulsory Acquisition, completing this Transmittal and Election Form and depositing the Remaining Shares with the Depositary may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:		Give Name and Taxpayer Identification Number of

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
	c. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Treasury Regulation section 1.671-4(b)(2)(i)(A))	The grantor
	d. Grantor trust filing under Form 1041 Filing Method or Optional Form 1099 Filing Method 2 (see Treasury Regulation section 1.671-4(b)(2)(i)(B))	The trust

5.	Sole proprietorship or a disregarded entity	The owner(3)

6.	A valid trust, estate, or pension trust	The legal entity(4)

7.	Corporation (or LLC electing corporate status on Form 8832 or Form 2553)	The corporation

8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9.	Partnership or multi-member LLC treated as a partnership	The partnership

10.	A broker or registered nominee	The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME LISTED, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Note: Writing “Applied For” on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Substitute Form W-9, include your TIN, sign and date the form, and give it to the payer.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A C corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A futures commission merchant registered with the Commodity Futures Trading Commission; and

(xii)	A foreign central bank of issue.

Exempt payees described above must file a Substitute Form W-9 included in this Transmittal and Election Form to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold a portion of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to the payer. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S.$500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

Send your Transmittal and Election Form and all certificates representing your Remaining Shares to the Depositary, as agent for the Offeror, at the following address:

By Mail:	By Registered Mail, Hand or Courier:

Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Toll Free (Overseas): 1-514-982-7555

Email: corporateactions@computershare.com

Any questions or requests for assistance or additional copies of the Notice of Compulsory Acquisition or this Transmittal and Election Form may be directed by Shareholders to the Depositary at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The following information is applicable to the Registrant.

Indemnification of Directors and Officers

Section 21.3 of the Registrant’s Articles provides that subject to the Business Corporations Act (British Columbia) (the “Act”), the Registrant may indemnify any person.

Section 160 of the Act, which governs the Registrant, provides that the Registrant may, indemnify an individual who is or was a director or officer of the Registrant, is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity and, except in sections 163(1)(c) and (d) and section 165 referred to below, the heirs and personal and other legal representatives of that individual (an “Eligible Party”), against all eligible penalties to which the Eligible Party is or may be liable and, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. Section 161 of the Act provides that after the final disposition of an eligible proceeding, the Registrant must pay the expenses actually and reasonably incurred by the Eligible Party in respect of that proceeding if the Eligible Party (i) has not been reimbursed for those expenses, and (ii) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

“associated corporation” is any corporation or entity referred to in the foregoing definition of Eligible Party.

“eligible penalty” means a judgment, penalty or fine awarded in or imposed in, or an amount paid in settlement of, an eligible proceeding.

“eligible proceeding” includes a proceeding in which the Eligible Party, by reason of an Eligible Party (other than such heirs and personal and other legal representatives) being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

“expenses” includes costs, charges and expenses, including legal or other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding.

“proceedings” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Section 162(1) of the Act provides that the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. However, section 162(2) provides that the Registrant must not make the payments referred to in section 162(1) unless the Registrant first receives from the Eligible Party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by section 163, the Eligible Party will repay the amounts advanced.

Section 163(1) of the Act provides that the Registrant must not indemnify or pay the expenses as described in the foregoing paragraphs, if any of the following circumstances applies:

(a) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c) if, in relation to the subject matter of the eligible proceeding, the Eligible Party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be;

(d) in the case of an eligible proceeding other than a civil proceeding, if the Eligible Party did not have reasonable grounds for believing that the Eligible Party’s conduct in respect of which the proceeding was brought was lawful.

In addition section 163(2) of the Act provides that if an eligible proceeding is brought against an Eligible Party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not (i) indemnify the Eligible Party against eligible penalties or (ii) pay the expenses described in the foregoing paragraphs.

Section 164 of the Act provides that, despite the foregoing provisions, on the application of the Registrant or an Eligible Party, the Supreme Court of British Columbia may do one or more of the following:

(a) order the Registrant to indemnify an Eligible Party against any liability incurred in respect of an eligible proceeding;

(b) order the Registrant to pay some or all of the expenses incurred in respect of an eligible proceeding;

(c) order the enforcement of, or any payment under, an agreement of indemnification entered into by the Registrant;

(d) order the Registrant to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under section 164;

(e) make any other order the court considers appropriate.

Section 165 of the Act provides that the Registrant may purchase and maintain insurance for the benefit of an Eligible Party or the heirs and personal or other legal representatives of the Eligible Party against any liability that may be incurred by reason of the Eligible Party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation.

As contemplated by Section 165 of the Act, the Registrant has purchased insurance against potential claims against the directors or officers of the Registrant and against loss for which the Registrant may be required or permitted by law to indemnify such directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

The following exhibits have been filed as part of this Form F-80:

Exhibit Number	Description

3.1*	The material change report of First Quantum dated January 13, 2012 in respect of the announcement of First Quantum reaching an agreement with Eurasian Natural Resources Corporation Plc to dispose of First Quantum’s residual DRC assets, namely the Kolwezi Project, the Frontier Mine and the Lonshi Mine, and settle all claims in relation to its DRC operations.

3.2*	The annual audited consolidated financial statements of First Quantum as at and for the financial year ended December 31, 2011, together with the notes thereto and the auditors’ report thereon.

3.3*	The management discussion and analysis of financial condition and results of operations of First Quantum dated March 6, 2012 for the financial year ended December 31, 2011.

3.4*	The material change report of First Quantum dated March 12, 2012 in respect of First Quantum closing the sale of its residual DRC assets, namely the Kolwezi Project, the Frontier Mine and the Lonshi Mine, to Eurasian Natural Resources Corporation Plc and finalizing the settlement of all claims in relation to its DRC operations.

3.5*	The annual information form of First Quantum dated March 31, 2012 for the year ended December 31, 2011.

3.6*	The management information circular of First Quantum dated April 5, 2012 in respect of the annual meeting of shareholders of First Quantum held on May 9, 2012.

3.7*	The material change report of First Quantum dated September 27, 2012 in respect of First Quantum’s offering of US$350 million of senior notes due 2019.

3.8*	The unaudited interim comparative consolidated financial statements of First Quantum as at and for the three and nine months ended September 30, 2012.

3.9*	The management discussion and analysis of financial condition and results of operations of First Quantum for the three and nine months ended September 30, 2012.

3.10*	The material change report of First Quantum dated December 19, 2012 in respect of the announcement made by First Quantum of its intention to make an offer to acquire all of the outstanding Inmet Shares for consideration of $72.00 per Inmet Share in cash and/or First Quantum Shares.

3.11‡	The annual audited consolidated financial statements of First Quantum as at and for the financial year ended December 31, 2012, together with the notes thereto and the auditors’ report thereon.

3.12‡	The management discussion and analysis of financial condition and results of operations of First Quantum dated March 5, 2013 for the financial year ended December 31, 2012.

3.13	The material change report of First Quantum dated April 1, 2013 in respect of FQM (Akubra) Inc.’s, a wholly-owned subsidiary of First Quantum, and First Quantum’s take-up of, and payment for, 59,979,309 common shares of Inmet Mining Corporation validly tendered under FQM (Akubra) Inc.’s and First Quantum’s offer to acquire all of the outstanding common shares of Inmet Mining Corporation.

3.14	The annual information form of First Quantum dated March 28, 2013 for the year ended December 31, 2012.

4.1*	Consent of PricewaterhouseCoopers LLP.

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333—185937) filed with the U.S. Securities and Exchange Commission on January 9, 2013.
‡	Previously filed with the Registrant’s Form F-80 (Commission File No. 333—185937) filed with the U.S. Securities and Exchange Commission on March 12, 2013.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.     Undertakings

(a) The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

(b) The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.     Consent to Service of Process

(a) Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Not applicable

(c) Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada, on the 5th day of April 2013.

FIRST QUANTUM MINERALS LTD.

By:	/s/ Philip K. R. Pascall
Philip K. R. Pascall
Chief Executive Officer

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Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

First Quantum Minerals Ltd.

Signature	Title	Date

* Philip K. R. Pascall	Chairman, Chief Executive Officer, Director (Principal Executive Officer)	April 5, 2013

* Hannes Meyer	Chief Financial Officer (Principal Financial and Accounting Officer)	April 5, 2013

* Martin R. Rowley	Executive Director Business Development, Director	April 5, 2013

* Andrew B. Adams	Director	April 5, 2013

* Paul Brunner	Director	April 5, 2013

* Peter St George	Director	April 5, 2013

*By:	/s/ Philip K. R. Pascall
Name:	Philip K. R. Pascall Attorney-in-fact

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Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has signed this Registration Statement, solely in his capacity as the duly authorized representative of First Quantum Minerals Ltd. in the United States, in the City of Newark, State of Delaware, on April 5, 2013.

PUGLISI & ASSOCIATES (Authorized U.S. Representatives)

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director, Puglisi & Associates

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